Dated August 11, 2025
Filed Pursuant to Rule 433
Registration Statement No. 333-270248
Supplementing Preliminary Prospectus Supplement Dated
August 11, 2025 and Prospectus Dated March 3, 2023

CubeSmart, L.P.
Pricing Term Sheet
$450,000,000 of 5.125% Senior Notes due 2035

Issuer:	CubeSmart, L.P.
Guarantor:	CubeSmart
Expected Ratings: (Moody’s / S&P)*:	Baa2 (Stable)/BBB (Stable)
Pricing Date:	August 11, 2025
Settlement Date: (T+7)**:	August 20, 2025
Security Type:	Senior Unsecured Notes
Type of Offering:	SEC Registered
Maturity Date:	November 1, 2035
Interest Payment Dates:	May 1 and November 1 of each year, beginning May 1, 2026
Principal Amount:	$450,000,000
Benchmark Treasury:	4.250% due August 15, 2035
Benchmark Treasury Price/ Yield:	99-28 / 4.265%
Spread to Benchmark Treasury:	+ 103 bps
Yield to Maturity:	5.295%
Public Offering Price:	98.656% of the principal amount, plus accrued and unpaid interest, if any, from August 20, 2025.
Optional Redemption:	Prior to August 1, 2035, make-whole redemption based on T+20 bps. Thereafter at 100% of the principal amount, plus accrued and unpaid interest.
CUSIP / ISIN:	22966R AK2 / US22966RAK23
Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. PNC Capital Markets LLC
Senior Co-Managers:	Regions Securities LLC U.S. Bancorp Investments, Inc.
Co-Managers:	Barclays Capital Inc. BMO Capital Markets Corp. Citizens JMP Securities, LLC Goldman Sachs & Co. LLC Truist Securities, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** T+7 Settlement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes before the business day before settlement will be required, by virtue of the fact that the notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement, and should consult their advisors.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting Wells Fargo Securities, LLC, by email at wfscustomerservice@wellsfargo.com or by calling toll-free at 1-800-645-3751, by contacting PNC Capital Markets LLC, by email at pnccmprospectus@pnc.com or by calling toll-free at 1-855-881-0697 or by contacting BofA Securities, Inc., by telephone at 1-800-294-1322.

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